
02014865

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549


RECD S.E.C.
FEB 19 2002
080

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2002

FRANCE TELECOM

(Translation of registrant's name into English)

6, place d'Alleray, 75505 Paris Cedex 15, France
(Address of principal executive offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F _X_ Form 40-F

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ____ No _X_

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-______)

[This document constitutes part of a prospectus covering securities that have been registered under the Securities Act of 1933 on Registration Statement No. 333-13892 and part of a prospectus covering securities that have been registered under the Securities Act of 1933 on Registration Statement No. 333-13662.]

Enclosure:

A press release dated February 14, 2002 announcing France Telecom's senior credit facilities.



france telecom

www.francetelecom.com

Paris, February 14, 2002

Closing of the 15 billion euros senior credit facilities launched in early January

France Telecom today announced the signing and closing of the 15 billion euros senior credit facilities that were launched in early January. The facility was syndicated successfully with strong support received from a broad group of French and international banks. A total of 47 banks joined the transaction and these represent a large array of relationship banks for France Telecom.

This new 15 billion euros credit facility comes in replacement of the 30 billion euros facility arranged in July 2000 to finance the Orange acquisition, the amount of which had already been reduced to 20 billion euros in March 2001.
Thanks to realised asset disposal proceeds, France Telecom expects immediate drawings on the facility to be limited to a few billion euros, which corresponds to an available capability of 10 to 12 billion euros. This new credit facility provides France Telecom with large flexibility to manage its refinancing program.

The syndication was underwritten by 18 Mandated Lead Arrangers: ABN Amro, Bank of Tokyo Mitsubishi, Barclays Capital, BNP Paribas, Citigroup, Credit Agricole Indosuez, Credit Lyonnais, CSFB, Deutsche Bank, Dresdner Bank, HSBC, ING, JP Morgan, Mizuho Financial Group, SG Investment Banking, Sumitomo Mitsui Banking Corp, Royal Bank of Scotland, and West LB.

Barclays Capital, BNP Paribas, Citigroup, CSFB and SG Investment Banking acted as Bookrunners and Societe Generale is the Facility Agent.

Joining the transaction as Arrangers are Bank of China, Banco Bilbao Vizcaya Argentaria, Caja Madrid, Commerzbank Aktiengesellschaft, Industrial and Commercial Bank of China, LloydsTSB Bank plc, Mediobanca - Banca di Credito Finanziario S.p.A., Natexis Banques Populaires, National Australia Bank Limited and BFCM/CIC.

The Senior Co-Arrangers are Danske Bank, CDC IXIS, Landesbank Baden-Württemberg and Scotiabank.

Co-Arrangers are Toronto Dominion, AIB International Finance, Australia and New Zealand Banking Group Limited, IntesaBCI, Banca di Roma, Banco Espanol de Credito SA, Bayerische Hypo- und Vereinsbank AG, KBC Bank NV, Kreditanstalt für Wiederaufbau, Landesbank Hessen-Thüringen Girozentrale, RBC Finance BV, CIBC, Dexia, Entenial and Bank of New York.

Press contact :

Nilou Du Castel
Giles Spence
Tel. : +33 1 44 44 93 93

Press release

France Telecom
Corporate Communication
Information Department

6 Place d'Alleray
75505 Paris cedex 15
France

Phone : +33 1 44 44 93 93
Fax : +33 1 44 44 80 34

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Dated: February 15, 2002

By: /s/ Jean-Claude Grynberg
Name: Jean-Claude Grynberg
Title: Director, Investor Relations